CUSIP No. 31680Q104	13D	Page 1 of 19

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

58.com Inc.

(Name of Issuer)

American Depositary Shares (ADS), each representing

Two Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

31680Q104

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31680Q104	13D	Page 2 of 19

(Continued on following pages)

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,328,300 ordinary shares* (“shares”) (represented by 10,664,150 American Depositary Shares (“ADSs”)), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), Peter W. Moran (“Moran”) and Thomas Blaisdell (“Blaisdell”), the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
21,328,300 shares* (represented by 10,664,150 ADSs), except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,328,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.0%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 21,328,300 Class B ordinary shares held directly by DCM V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 21,328,300 Class B ordinary shares held by DCM V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 13.4%.

CUSIP No. 31680Q104	13D	Page 3 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
520,440 shares* (represented by 260,220 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
520,440 shares* (represented by 260,220 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 520,440
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 520,440 Class B ordinary shares held directly by Aff V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 520,440 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 0.3%.

CUSIP No. 31680Q104	13D	Page 4 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,848,740 shares* (represented by 10,924,370 ADSs), of which 21,328,300 shares (represented by 10,664,150 ADSs) are directly owned by DCM V and 520,440 shares (represented by 260,220 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
21,848,740 shares* (represented by 10,924,370 ADSs), of which 21,328,300 shares (represented by 10,664,150 ADSs) are directly owned by DCM V and 520,440 shares (represented by 260,220 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,848,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.7%*
12	TYPE OF REPORTING PERSON* PN

* Consists of 21,848,740 Class B ordinary shares held indirectly by GP V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 21,328,300 Class B ordinary shares held by DCM V and the 520,440 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 13.7%.

CUSIP No. 31680Q104	13D	Page 5 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,848,740 shares* (represented by 10,924,370 ADSs), of which 21,328,300 shares (represented by 10,664,150 ADSs) are directly owned by DCM V and 520,440 shares (represented by 260,220 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole voting power with respect to such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
21,848,740 shares* (represented by 10,924,370 ADSs), of which 21,328,300 shares (represented by 10,664,150 ADSs) are directly owned by DCM V and 520,440 shares (represented by 260,220 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, Moran and Blaisdell, the directors of UGP V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,848,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.7%*
12	TYPE OF REPORTING PERSON* OO

* Consists of 21,848,740 Class B ordinary shares held indirectly by UGP V. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 21,328,300 Class B ordinary shares held by DCM V and the 520,440 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 13.7%.

CUSIP No. 31680Q104	13D	Page 6 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 shares* (represented by 882,353 ADSs), except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 shares* (represented by 882,353 ADSs), except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON* PN

* Consists of 1,764,706 Class A ordinary shares held directly by Hybrid Fund.

CUSIP No. 31680Q104	13D	Page 7 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON* PN

* Consists of 1,764,706 Class A ordinary shares held indirectly by Hybrid Fund DGP.

CUSIP No. 31680Q104	13D	Page 8 of 19
1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole voting power with respect to such shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao, Moran, Blaisdell and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON* OO

* Consists of 1,764,706 Class A ordinary shares held indirectly by Hybrid Fund UGP.

CUSIP No. 31680Q104	13D	Page 9 of 19

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		23,613,446 shares* (represented by 11,806,723 ADSs), of which 21,328,300 shares (represented by 10,664,150 ADSs) are directly owned by DCM V, 520,440 shares (represented by 260,220 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		23,613,446 shares* (represented by 11,806,723 ADSs), of which 21,328,300 shares (represented by 10,664,150 ADSs) are directly owned by DCM V, 520,440 shares (represented by 260,220 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,613,446
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.3%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 21,328,300 Class B ordinary shares held directly by DCM V, 520,440 Class B ordinary shares held directly by Aff V and 1,764,706 Class A ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 21,328,300 Class B ordinary shares held by DCM V and the 520,440 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 14.8%.

CUSIP No. 31680Q104	13D	Page 10 of 19

1	NAME OF REPORTING PERSON Peter W. Moran (“Moran”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		23,613,446 shares* (represented by 11,806,723 ADSs), of which 21,328,300 shares (represented by 10,664,150 ADSs) are directly owned by DCM V, 520,440 shares (represented by 260,220 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		23,613,446 shares* (represented by 11,806,723 ADSs), of which 21,328,300 shares (represented by 10,664,150 ADSs) are directly owned by DCM V, 520,440 shares (represented by 260,220 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Moran is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,613,446
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.3%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 21,328,300 Class B ordinary shares held directly by DCM V, 520,440 Class B ordinary shares held directly by Aff V and 1,764,706 Class A ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 21,328,300 Class B ordinary shares held by DCM V and the 520,440 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 14.8%.

CUSIP No. 31680Q104	13D	Page 11 of 19
1	NAME OF REPORTING PERSON Thomas Blaisdell (“Blaisdell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
23,613,446 shares* (represented by 11,806,723 ADSs), of which 21,328,300 shares (represented by 10,664,150 ADSs) are directly owned by DCM V, 520,440 shares (represented by 260,220 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
23,613,446 shares* (represented by 11,806,723 ADSs), of which 21,328,300 shares (represented by 10,664,150 ADSs) are directly owned by DCM V, 520,440 shares (represented by 260,220 ADSs) are directly owned by Aff V and 1,764,706 shares (represented by 882,353 ADSs) are directly owned by Hybrid Fund. Blaisdell is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,613,446
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 48.3%*
12	TYPE OF REPORTING PERSON* IN

* Consists of 21,328,300 Class B ordinary shares held directly by DCM V, 520,440 Class B ordinary shares held directly by Aff V and 1,764,706 Class A ordinary shares held directly by Hybrid Fund. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 21,328,300 Class B ordinary shares held by DCM V and the 520,440 Class B ordinary shares held by Aff V).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 14.8%.

CUSIP No. 31680Q104	13D	Page 12 of 19

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		1,764,706 shares* (represented by 882,353 ADSs) all of which are directly owned by Hybrid Fund. Krikorian is a director of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,764,706
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON* IN

* Consists of 1,764,706 Class A ordinary shares held directly by Hybrid Fund.

CUSIP No. 31680Q104	13D	Page 13 of 19

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), of 58.com Inc., a Cayman Islands limited liability company (the “Company”). The Company’s principal executive offices are located at Block E, the North American International Business Center, Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China.

ITEM 2.  IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM V, L.P., a Cayman Islands exempted limited partnership (“DCM V”), (ii) DCM Affiliates Fund V, L.P., a Cayman Islands exempted limited partnership (“Aff V”), (iii) DCM Hybrid RMB Fund, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund”), (iv) DCM Investment Management V, L.P., a Cayman Islands exempted limited partnership (“GP V”), (v) DCM International V, Ltd., a Cayman Islands limited company (“UGP V”), (vi) DCM Hybrid RMB Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund DGP”), (vii) DCM Hybrid RMB Fund International, Ltd., a Cayman Islands limited company (“Hybrid Fund UGP”), and (viii) K. David Chao (“Chao”), a citizen of Japan, (ix) Peter W. Moran (“Moran”), a citizen of the United States, (x) Thomas Blaisdell (“Blaisdell”), a citizen of the United States, and (xi) Jason Krikorian (“Krikorian”), a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

DCM V, Aff V and Hybrid Fund are venture capital funds. GP V is the general partner of each of DCM V and Aff V and UGP V is the general partner of GP V. Hybrid Fund DGP is the general partner of Hybrid Fund and Hybrid Fund UGP is the general partner of Hybrid Fund DGP. Chao, Moran and Blaisdell are the directors of each of UGP V and Hybrid Fund UGP, and Krikorian is a director of Hybrid Fund UGP (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 15, 2010, each of DCM V and Aff V entered into a Share Subscription Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 19,047,620 shares of series A-1 preference shares for a purchase price of $0.525 per share, an aggregate purchase price of $10,000,000.00. DCM V acquired 18,593,904 series A-1 preference shares for a purchase price of $9,761,799.60 and Aff V acquired 453,716 series A-1 preference shares for a purchase price of $238,201. All of the series A-1 preference shares held by DCM V and Aff V were converted, in connection with the closing of the Company’s initial public offering on October 30, 2013, into an aggregate of 19,047,620 Class B ordinary shares on the basis of one Ordinary Share for each series A-1 preference share.

On December 9, 2010, each of DCM V and Aff V entered into a Share Subscription Agreement with the Company pursuant to which such Reporting Persons acquired an aggregate of 2,801,120 of series B preference shares for a purchase price of $1.785 per share, an aggregate purchase price of $5,000,000.00. DCM V acquired 2,734,396 series B preference shares for a purchase price of $4,880,897 and Aff V acquired 66,724 series B preference shares for a purchase price of $119,103. All of the series B preference shares held by DCM V and Aff V were converted, in connection with the closing of the Company’s initial public offering on October 30, 2013, into an aggregate of 2,801,120 Class B ordinary shares on the basis of one Ordinary Share for each series B preference share.

The Company’s initial public offering was effective as of October 30, 2013 and closed on November 5, 2013. In a private placement pursuant to Regulation S of the U.S. Securities Act of 1933, as amended, concurrent with the Company’s initial public offering, Hybrid Fund entered into a Subscription Agreement with the Company pursuant to which Hybrid Fund acquired 1,764,706 Class A ordinary shares (represented by 882,353 ADSs), at a purchase price of $8.50 per Class A ordinary share, an aggregate purchase price of $15,000,000. Each ADS represents two Class A Ordinary Shares.

CUSIP No. 31680Q104	13D	Page 14 of 19

The source of the funds for the acquisition of the series A-1 preference shares purchased by DCM V and Aff V was from working capital. No part of the purchase price was borrowed by DCM V and Aff V for the purpose of acquiring such securities.

The source of the funds for the acquisition of the series B preference shares purchased by DCM V and Aff V was from working capital. No part of the purchase price was borrowed by DCM V and Aff V for the purpose of acquiring such securities.

The source of the funds for the acquisition of the Company’s Class A ordinary shares purchased by Hybrid Fund in a private placement concurrently with the Company’s initial public offering was from working capital. No part of the purchase price was borrowed by Hybrid Fund for the purpose of acquiring such securities.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Amended and Restated Shareholders’ Agreement by and among the Company, DCM V and Aff V and certain other parties thereto, dated August 4, 2011.

Frank Hurst Lin is a Company director named by one or more Reporting Persons.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Company during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of each of DCM V, Aff V, Hybrid Fund, GP V, Hybrid Fund DGP and the amended and restated articles of memorandum and association of UGP V and Hybrid Fund UGP, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.

(e) Not applicable.

CUSIP No. 31680Q104	13D	Page 15 of 19

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with the corporate reorganization of a group of companies involving China Classified Network Corporation, DCM V and Aff V and certain other investors entered into a Share Exchange Agreement with the Company dated as of July 6, 2011. This summary description does not purport to be complete, and is qualified in its entirety by the Share Exchange Agreement filed with the Securities and Exchange Commission as Exhibit 4.4 to the Company’s Registration Statement on Form F-1 and is incorporated herein by reference.

In connection with acquisition of the preference shares of the Company, each of DCM V and Aff V and certain other investors entered into an Amended and Restated Shareholders Agreement dated as of August 4, 2011, entitling such parties to the registration of their shares, including demand registration rights, Form F-3 registration rights, deferral of registration, and piggyback registration. The Amended and Restated Shareholders Agreement also provides information and inspection rights, preemptive rights and rights related to appointment of directors to certain shareholders, but such rights automatically terminated upon the closing of Company’s initial public offering. This summary description does not purport to be complete, and is qualified in its entirety by the Amended and Restated Shareholders Agreement, a copy of which is filed as Exhibit 4.5 to the Company’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on September 27, 2013 (the “F-1”) and is incorporated herein by reference.

Frank Hurst Lin, in his capacity as a director of the Company, and along with the other directors of the Company, entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 and is incorporated herein by reference.

In connection with the Company’s initial public offering, Reporting Persons, together with other existing shareholders and executive officers and directors of the Company, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days after the public offering date set forth on the final prospectus of the Company. This summary description does not purport to be complete, and is qualified in its entirety by the Lock-Up Agreement attached as Annex A to the Underwriting Agreement filed with the Securities and Exchange Commission as Exhibit 1.1 to the F-1/A and is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT 1.1	Lock-Up Agreement entered into by and among the Company, the underwriters and certain others (incorporated by reference to Annex A of Exhibit 1.1 of the Company’s F-1).
EXHIBIT 4.4	Share Exchange Agreement dated as of July 6, 2011, among the Company, DCM V, Aff V and Other Parties thereto (incorporated by reference to Exhibit 4.4 of the Company’s F-1/A).
EXHIBIT 4.5	Amended and Restated Shareholders’ Agreement, dated August 4, 2011, among the Company, its Ordinary Shareholders and Preference Shareholders and Other Parties thereto (incorporated by reference to Exhibit 4.5 of the Company’s F-1).
EXHIBIT 10.3	Form of Indemnification Agreement for Officers and Directors (incorporated by reference to Exhibit 10.3 of the Company’s F-1).
EXHIBIT 10.10	Subscription Agreement entered into by and among the Company and Hybrid Fund (incorporated by reference to Exhibit 10.10 of the Company’s F-1).

CUSIP No. 31680Q104	13D	Page 16 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2013

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INTERNATIONAL V, LTD.

By: /s/ André Levi

André Levi
Assistant Secretary

CUSIP No. 31680Q104	13D	Page 17 of 19

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN

CUSIP No. 31680Q104	13D	Page 18 of 19

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares and ADSs of 58.com Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: November 8, 2013

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.

Its General Partner

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

CUSIP No. 31680Q104	13D	Page 19 of 19

DCM INTERNATIONAL V, LTD.

By: /s/ André Levi

André Levi
Assistant Secretary

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.

Its General Partner

By: /s/ André Levi

André Levi
Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Peter W. Moran
Peter W. Moran

/s/ Thomas Blaisdell
thomas Blaisdell

/s/ Jason Krikorian
JASON KRIKORIAN